

December 17, 2018

<u>VIA EMAIL</u>

Barry M. V. Williams
Chairman of the Board
Amber Road, Inc.
1 Meadowlands Plaza
East Rutherford, NJ 07073

CC: Board of Directors of Amber Road

Dear Mr. Williams and Members of the Board:

Altai Capital Management, L.P. ("Altai Capital") is a beneficial owner of approximately 8.6% of the outstanding common stock of Amber Road, Inc. ("Amber Road" or the "Company"), making us one of the Company's largest shareholders.

We have written this letter to communicate that we have lost faith in the Amber Road Board's commitment to protect shareholder interests and maximize shareholder value. We demand that the Board form an independent committee and engage financial advisors immediately in order to sell the Company to E2open, LLC ("E2open") or another credible buyer.

Timeline of Events Leading to Altai Capital's Letter

Date	Event
February 12, 2018	E2open announced that it submitted a proposal to the Board of Directors of Amber Road to acquire all outstanding shares of common stock that E2open did not already own for $10.50 per share in cash (the "Proposal"). On the same day, Amber Road issued a press release rejecting the Proposal.[1],[2]
March 15, 2018	E2open affirmed its Proposal in a press release that included a letter E2open sent to the Company's Board of Directors. E2open further stated that its "willingness to engage with [Amber Road] regarding a combination will expire on March 30, 2018."
March 23, 2018	Altai Capital conducted a call with Chief Executive Officer James Preuninger, Chief Financial Officer Thomas Conway and ICR Managing Director Staci Mortenson on which we asked the Company to immediately engage financial advisors to evaluate the Proposal as well as other potential strategic alternatives.

_____

[1] E2open's press release announcing the Proposal is attached hereto as Appendix A.

[2] Amber Road's press release rejecting the Proposal is attached hereto as Appendix B.

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Timeline of Events Leading to Altai Capital's Letter (continued)

Date	Event
March 28, 2018	Altai Capital submitted a letter directly to Mr. Preuninger and Amber Road's Board of Directors. In our letter, we asked that the Board give serious consideration to the Proposal and immediately engage financial advisors to help it evaluate the opportunity.[3]
March 30, 2018	E2open withdrew the Proposal.[4]
May 11, 2018	Altai Capital conducted a call with Amber Road's management team, including CEO James Preuninger and CFO Thomas Conway. From this call, it became clear to us that Amber Road was unwilling to pursue a potential transaction with E2open or another interested party.
November 8, 2018	Amber Road reported earnings for the third quarter of 2018. After already lowering the top end of its 2018 full year revenue guidance from $87.0 million to $86.4 million in its second quarter 2018 earnings release, the Company lowered the top end of its revenue guidance for the second time this year to $85.0 million.
November 15, 2018	CEO James Preuninger and CFO Thomas Conway began aggressively selling Amber Road shares in the open market. By November 28, 2018, Mr. Preuninger and Mr. Conway had sold 103,123 shares of Amber Road stock at prices ranging from $8.65 to $9.03 per share, representing over 9% of total share volume over this period.

As rationale for our demand that the Board begin a process to sell the Company, Altai Capital offers the following five points:

1. Poor operational execution has caused Amber Road's stock price to decline over 50% since its 2014 initial public offering ("IPO");[5]

2. Amber Road lacks both the scale and the profitability to be valued highly as a stand-alone company;

3. Amber Road is underfunded, leaving it bereft of growth capital and vulnerable to an economic downturn;

4. While Amber Road's shareholders have suffered significant value destruction, the Board has paid Chief Executive Officer James Preuninger over $9 million since Amber Road's IPO; and

5. Despite refusing to engage with E2open, which offered $10.50 per share (the "Offer Price") to acquire Amber Road in February of this year (a 52% premium to the share price at the time of the offer and a 27% premium to Amber Road's closing share price on December 14, 2018), Amber Road management continues to sell their own shares in the open market at prices below the Offer Price.[6]

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[3] Altai Capital's March 28, 2018 letter to the Amber Road Board of Directors is attached hereto as Appendix C.

[4] E2open's press release announcing its withdrawal of the Proposal is attached hereto as Appendix D.

[5] Price decline is relative to the IPO Closing Price as defined in Section 1 of this letter.

[6] On February 9, 2018 (the business day immediately preceding the date of the Proposal), Amber Road shares closed at $6.89. On December 14, 2018, (the business day immediately preceding the date of this letter), Amber Road shares closed at $8.24. The Offer Price represents a 52% and a 27% premium over these share prices, respectively.

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1.   *Poor operational execution has caused Amber Road's stock price to decline over 50% since its 2014 IPO Closing Price.*

After Amber Road went public on March 21, 2014 (the "IPO Date"), Amber Road's newly issued equity closed at $17.00 per share (the "IPO Closing Price"). [7] In mid-April 2014, Canaccord Genuity, Needham & Company, Pacific Crest Securities and Stifel, Nicolaus & Company initiated research coverage on Amber Road; each initiation report projected 2015 organic revenue growth of 18-19%. Management encouraged these optimistic growth assumptions with commentary provided in the Company's subsequent earnings press releases. For example, in Amber Road's fourth quarter 2014 earnings release, CEO James Preuninger stated, "We enter 2015 with a healthy pipeline across our business, an increased presence in China and are taking steps to reach the mid-market in Europe. All of this positions us well to capture the large market opportunity in front of us and to grow our business approximately 20% in 2015 when excluding the non-renewal we discussed last quarter."

Assuming Amber Road meets the mid-point of its recently reduced 2018 revenue guidance, the Company will have grown reported revenue at 6.9% per year on average since 2014. Pro forma for its ecVision acquisition completed on March 2, 2015, Amber Road will have generated annual organic growth of only 2.9%. Amber Road has never achieved annual revenue growth greater than 10% over this time period.

Revenue Growth: 2014-2018 [8]

Reported Revenue Growth			Organic Revenue Growth		
2014 Reported Revenue	$	64.8	2014 Pro Forma Revenue	$	75.5
2018 Expected Revenue (Mid)	$	84.7	2018 Expected Revenue (Mid)	$	84.7
Revenue CAGR: 2014-2018		6.9 %	**Revenue CAGR: 2014-2018**		2.9 %

In addition to underperforming investor growth expectations in the years following its IPO, Amber Road has consistently missed the more conservative growth forecasts provided in its earnings press releases.

Actual vs. Projected Revenue: 2015-2018 [9],[10]

FY Ended 12/31	Company Projections				Actual Revenue	Projected Growth (Mid)	Actual Growth	Actual vs. Projected
	Date Provided	Revenue (Low)	Revenue (Mid)	Revenue (High)				
2015	05/07/15	$ 74.5	$ 75.5	$ 76.5	$ 69.1	(0.0) %	(8.5) %	(8.5) %
2016	02/11/16	$ 72.0	$ 73.5	$ 75.0	$ 73.2	6.4 %	5.9 %	(0.5) %
2017	02/16/17	$ 80.3	$ 81.8	$ 83.3	$ 79.1	11.8 %	8.1 %	(3.7) %
2018[11]	02/15/18	$ 84.0	$ 85.5	$ 87.0	$ 84.7	8.1 %	7.1 %	(1.0) %

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[7] Amber Road announced the pricing of its IPO on March 20, 2014 at $13.00 per share. The shares began trading on the New York Stock Exchange the next day, March 21, 2014, and closed at $17.00 per share.

[8] All dollar figures presented throughout this letter except per share values are in millions unless otherwise noted. 2018 expected revenue represents the mid-point of guidance provided in Amber Road's third quarter 2018 earnings press release dated November 8, 2018 ("Q3 Earnings Release"). 2014 Pro Forma Revenue was obtained from the Company's Form 10-K filed March 16, 2016 (the "2015 10-K") as if the ecVision acquisition date had been January 1, 2014.

[9] The figures in this table are pro forma as if the ecVision acquisition date had been January 1, 2014. 2015 pro forma revenue was obtained from the 2015 10-K. Pro forma 2015 revenue was used to calculate the $2 million of revenue generated by ecVision in 2015 prior to completion of the ecVision acquisition (the "ecVision Revenue"). 2015 Company Projections were made pro forma by adding the ecVision Revenue.

[10] Revenue (Mid) is an average of the Revenue (High) and Revenue (Low) projections provided by the Company.

[11] 2018 actual revenue represents the mid-point of guidance provided in Amber Road's Q3 Earnings Release.

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As a consequence of this poor operational execution relative to both investor expectations and management projections, Amber Road's share price has dramatically underperformed its relevant market indices. Amber Road's shares today trade for 52% less than the IPO Closing Price. In comparison, the Standard & Poor's Software & Services Select Industry Index ("S&P Software Index"), the NASDAQ Composite Index, and the NYSE Composite Index have returned 77%, 71% and 28%, respectively over the same time period.[12]

Price Performance Graph: Amber Road vs. Relevant Indices [12]



Price Performance: Amber Road vs. Relevant Indices [12]

	% Return Since IPO Date		Amber Road vs. Relevant Index	
S&P Software Index	77	%	(129)	%
NASDAQ Composite Index	71	%	(123)	%
NYSE Composite Index	28	%	(80)	%
Amber Road	**(52)**	**%**		

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[12] Data for the S&P Software Index, NASDAQ Composite Index and the NYSE Composite Index assume reinvestment of dividends.

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2. *Amber Road lacks both the scale and profitability to be valued highly as a stand-alone company.*

Altai Capital strongly believes that Amber Road is an important and valuable company. Since its founding, Amber Road has built the most complete Global Trade Management software solution in the market today. Unfortunately, Global Trade Management is a relatively small niche, and Amber Road has not been able to achieve the scale and profitability required to be highly valued by the public markets.

Publicly Traded Supply Chain Management Software Companies [13],[14]

Company	Enterprise Value ("EV")	2019 Consensus GAAP & IFRS Estimates								EV / 2019 Consensus Revenue
		Revenue		EBITDA		Revenue Growth		EBITDA Margin		
SAP	$ 125,301	$	30,276	$	8,923	8	%	29	%	4.1 x
Wisetech Global	$ 3,773	$	278	$	99	38	%	36	%	13.6 x
Manhattan Associates	$ 2,900	$	564	$	129	2	%	23	%	5.1 x
Descartes Systems	$ 2,091	$	302	$	101	11	%	33	%	6.9 x
SPS Commerce	$ 1,317	$	271	$	48	10	%	18	%	4.9 x
Kinaxis	$ 1,104	$	185	$	40	21	%	22	%	6.0 x
Amber Road	$ 241	$	91	$	(3)	7	%	(3)	%	2.7 x
TECSYS	$ 120	$	65	$	8	16	%	13	%	1.9 x

Management has communicated to investors that Amber Road is on a path to higher growth, which should lead to larger scale and profitability and a higher stand-alone valuation in the future. However, given management's poor track record of meeting its own growth projections, Altai Capital shares the market's apparent skepticism that Amber Road's growth will accelerate. Without significantly higher growth, Amber Road will remain subscale and fail to deliver the profitability generated by its larger peers. Altai Capital therefore does not believe Amber Road's valuation will improve substantially if it continues as a stand-alone company under current leadership.

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[13] The table above sets forth a selected group of publicly traded global supply chain management software companies of varying sizes. The selected group of companies and the related figures, while only illustrative, are intended to demonstrate the impact of scale, growth and profitability on the selected company's public market valuation relative to its projected revenue.

[14] Source of EV and Consensus GAAP and IFRS Estimates: FactSet and Capital IQ. Estimates have been adjusted to conform to a December 31 fiscal year end.

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3. *Amber Road is underfunded, leaving it bereft of growth capital and vulnerable to an economic downturn*.

Immediately following its IPO in March 2014, Amber Road reported no debt and $51.2 million of cash on its balance sheet. Since its IPO, Amber Road has spent $41.1 million of cash from its balance sheet and added $19.1 million of debt thereby increasing net debt by $60.2 million. Unfortunately, the cash Amber Road spent over the past four years increased annual revenue by only $28.0 million. This inability to generate a meaningful increase in the Company's scale has left Amber Road barely cash flow positive. Year to date, Amber Road has generated only $2.1 million of cash excluding cash from financing activities.

Selected Financials: March 31, 2014 vs. September 30, 2018 [15]

	Mar 31, 2014		Sep 30, 2018		Difference	
LTM Revenue	$	55.9	$	83.9	$	28.0
Balance Sheet						
Term Loan Outstanding Balance	$	0.0	$	13.1	$	13.1
Revolver Outstanding Balance	$	0.0	$	6.0	$	6.0
Total Balance Sheet Debt	$	0.0	$	19.1	$	19.1
Cash and Cash Equivalents	$	51.2	$	10.1	$	(41.1)
Net Debt / (Net Cash)	$	(51.2)	$	9.0	$	60.2
Year-to-date Cash Flows						
Cash Provided by Operating Activities			$	4.9		
Cash Used in Investing Activities			$	(2.8)		
Cash Flow excluding Financing Activities			$	2.1		

In contrast to when Amber Road emerged as a public company, it no longer possesses the cash resources necessary for the investment required to drive meaningful incremental scale in the business. Given Amber Road's limited cash flow generation, it is reasonable to assume that the Company's operating activities will not replenish its cash balance any time soon. To make matters worse, Amber Road's $19.1 million of debt matures on December 31, 2019, further limiting the Company's financial flexibility.

Altai Capital strongly believes that Amber Road's lack of profitability, narrow funding options, and imminent debt maturities will continue to leave the Company bereft of the capital necessary to reach a level of scale critical for a meaningfully higher valuation. More importantly, we fear that Amber Road's current underfunded condition as a stand-alone company leaves it vulnerable to a potential economic downturn in which shareholders will be forced to endure even greater losses.

_____

[15] The Term Loan Outstanding Balance as of September 30, 2018 includes unaccreted discount and deferred financing costs.

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4. ***While Amber Road's shareholders have suffered significant value destruction, the Board has paid Chief Executive Officer James Preuninger over $9 million since Amber Road's IPO.***

Retaining control of the Company is obviously important to CEO James Preuninger at least partly due to his generous annual compensation package. From 2014 to 2017, Mr. Preuninger has earned over $9 million in cumulative compensation. By remaining CEO, Mr. Preuninger continues to collect a lucrative annuity from the Company while long-term shareholders have seen the value of their shares erode.

Amber Road's CEO Compensation: 2014-2017 (Figures in $000s)

Fiscal Year	Salary	Stock Awards	Option Awards	Non-Equity Bonus	Other Compensation ("Comp")	Total Comp
CEO James Preuninger						
2017	$ 415	$ 2,123	$ 759	$ 77	$ 5	$ 3,379
2016	$ 415	$ 0	$ 0	$ 272	$ 5	$ 692
2015	$ 415	$ 754	$ 688	$ 0	$ 5	$ 1,862
2014	$ 383	$ 0	$ 1,892	$ 420	$ 481	$ 3,176
Total Compensation						$ 9,109

CEO Compensation Comparison: Software and Software-Related Companies Reporting Less than $200 million of Revenue[16]

Company	CEO	Total Comp ($000s)	2014 - 2017 Avg. Annual Comp ("AAC") ($000s)	Avg. Annual Revenue ("AAR")	AAC / AAR	Stock Performance
PROS Holdings	Andres Reiner	$ 19,431	$ 4,858	$ 169	2.9 %	(34) %
Q2 Holdings	Matthew Flake	$ 16,519	$ 4,130	$ 133	3.1 %	143 %
Limelight Networks	Robert Lento	$ 12,274	$ 3,069	$ 171	1.8 %	123 %
Amber Road	James Preuninger	$ 9,109	$ 2,277	$ 71	3.2 %	(57) %
RealNetworks	Robert Glaser	$ 7,083	$ 1,771	$ 110	1.6 %	(55) %
Synacor	Himesh Bhise	$ 5,718	$ 1,430	$ 121	1.2 %	(6) %
Upland Software	John McDonald	$ 4,835	$ 1,209	$ 77	1.6 %	122 %
Digital Turbine	William Stone	$ 4,159	$ 1,040	$ 70	1.5 %	(32) %
NetSol Technologies	Najeeb Ghauri	$ 4,114	$ 1,028	$ 54	1.9 %	(19) %
USA Technologies	Stephen Herbert	$ 3,995	$ 999	$ 70	1.4 %	439 %
Finjan Holdings	Philip Hartstein	$ 3,884	$ 971	$ 20	4.9 %	(66) %
CSP	Victor Dellovo	$ 3,786	$ 946	$ 97	1.0 %	144 %
Innodata	Jack Abuhoff	$ 3,235	$ 809	$ 60	1.3 %	(44) %
Asure Software	Pat Goepel	$ 1,888	$ 472	$ 36	1.3 %	152 %
PDF Solutions	John Kibarian	$ 1,620	$ 405	$ 102	0.4 %	(39) %

In our opinion, paying the CEO of a subscale public software company 3% of annual revenue, under almost all circumstances, seems very difficult to justify. When we consider Mr. Preuninger's compensation in light of the fact that shareholders have lost over 50% of the value of their shares compared to the IPO Closing Price, our frustration with the Board and its stewardship of the Company only grows.

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[16] Altai Capital retained a well-known, independent, international consulting firm to conduct this analysis, as well as to provide input and other analyses contained within this letter. The screen utilized to build this table included the following factors: (i) U.S. listed software and software-related companies; (ii) 2014-2016 revenues of less than $200 million and 2017 revenues between $50 million and $200 million; (iii) IPO date of 2014 or earlier; and (iv) same CEO since at least 2014. Total Comp, AAC and AAR are from company filings in the reported fiscal year. Q2 Holdings stock price performance is measured against its March 20, 2014 IPO closing price; Upland Software stock price performance is measured against its November 6, 2014 IPO closing price; Amber Road stock price performance is measured against its IPO Closing Price. Stock performance assumes reinvestment of dividends.

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5. *Despite refusing to engage with E2open, which offered $10.50 per share to acquire Amber Road in February of this year, Amber Road management continues to sell their own shares in the open market at prices below the Offer Price.*

In Amber Road's February 12, 2018 press release rejecting the Proposal, Chairman Barry Williams made the following statement:

"Consistent with our fiduciary duty, we routinely evaluate strategic options to maximize value for our stockholders, and we remain committed to considering any credible strategic alternative that would help achieve this objective. While we welcome constructive input from all parties that share this goal, the unsolicited offer advanced by E2open is not in the best interests of the Company and its stockholders. We continue to firmly believe that executing our existing strategic plan is the best means of maximizing value for our stockholders and satisfaction for our customers over the long term."

In E2open's March 30, 2018 press release withdrawing the Proposal, E2open's President and CEO Michael Farlekas made the following statement:

"We are extremely disappointed by the lack of engagement from Amber Road's Board of Directors in connection with several of our proposals to engage in discussions regarding a proposal to acquire all of the outstanding shares of Amber Road for cash at the proposed price of $10.50 per share. Despite our repeated outreach, Amber Road's Board has refused to engage in any dialogue with E2open to discuss a potential transaction."

It is unclear to us why Amber Road's Board refused to have meaningful engagement with a bidder such as E2open. E2open's Proposal was clearly credible. Insight Venture Partners and Elliott Management took E2open private in 2015 through a transaction valued at approximately $273 million. Since its take-private transaction, E2open has completed six acquisitions, including its purchase of INTTRA that closed on November 27, 2018. According to the Wall Street Journal, E2open generates approximately $260 million of revenue pro forma for the $60 million in annual revenue that INTTRA is expected to contribute.

Given E2open's size, E2open is clearly a credible buyer on its own without taking into account the financial backing of its private owners. Insight Venture Partners has over $20 billion of assets under management, has invested in over 300 companies, and has completed more than 200 M&A transactions for its portfolio companies. As of July 1, 2018, Elliott Management has approximately $35 billion in assets under management. We struggle to find an excuse that merits not engaging with E2open considering its access to this extraordinary level of funding.

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We find it equally troubling that while the Board believes the Proposal purportedly is not in the best interests of Amber Road and its stockholders, selling shares below the Offer Price seems to be in the best interest of management. Since the IPO, CEO Mr. Preuninger has sold over $6 million in stock in the open market at an average price of $9.59 per share. Excluding Mr. Preuninger's 2014 sales directly following the IPO, Mr. Preuninger has sold close to $4 million in stock at an average price of $8.38 per share. Even more concerning, Amber Road's management team and officers in aggregate have sold nearly $2.8 million of stock in 2018, almost three times as much as they sold in 2017. Disturbingly, these sales were consummated at an average price of $9.11 per share and occurred <u>after</u> Amber Road's Board refused to sell the Company to E2open at $10.50 per share.

Amber Road Management and Officers Net Share Sales: 2014-2018 Year-to-Date [17]

	Net Shares Sold	Average Price		Net Sale Proceeds	
CEO James Preuninger					
2018 Year-to-Date	168,380	$	9.03	$	1.521
2017	70,000	$	7.68	$	0.538
2014-2016	402,400	$	10.15	$	4.085
Total 2014-2018	**640,780**	**$**	**9.59**	**$**	**6.144**
CFO Thomas Conway					
2018 Year-to-Date	86,134	$	9.21	$	0.794
2017	25,084	$	7.48	$	0.188
2014-2016	101,840	$	11.29	$	1.150
Total 2014-2018	**213,058**	**$**	**10.00**	**$**	**2.132**
Management & Officers					
2018 Year-to-Date	304,555	$	9.11	$	2.776
2017	125,926	$	7.63	$	0.961
2014-2016	923,248	$	11.30	$	10.437
Total 2014-2018	**1,353,729**	**$**	**10.47**	**$**	**14.174**

At the very least, the Board should have formed an independent committee, hired an advisor, and engaged E2open in order to evaluate the Proposal thoroughly rather than dismissing it out of hand. No one, including the Board, is certain whether a higher price could have been obtained if the Board pursued a thorough and comprehensive sale process. Maybe another bidder would have emerged or perhaps E2open would have been able to enhance the Proposal after given the opportunity to perform appropriate due diligence. Instead, the Board maintained the status quo while management sold its own shares in subsequent months at a deep discount to the Proposal. Shareholders are effectively being held hostage to a future stand-alone valuation that management itself does not appear to believe.

As we have stated to management, although we are a minority equity investor in E2open (Altai Capital beneficially owns less than 5% of E2open and has no control or oversight of the business), we are indifferent as to whether Amber Road consummates a transaction with E2open or any other interested party. We are focused solely on realizing maximum value for Amber Road stakeholders while mitigating downside risk.

_____

[17] Amber Road Management and Officers Net Share Sales reflects executive sales coded as "S" on the relevant Form 4 and are net of 8,500 shares purchased in the open market at an average price of $4.63.

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In conclusion, we have lost faith in the Amber Road Board's commitment to protect shareholder interests and maximize shareholder value. We demand that the Board form an independent committee and engage financial advisors immediately in order to sell the Company to E2open or another credible buyer.

We are disappointed that the Board has failed to recognize that CEO James Preuninger and the management team are not doing what is right for shareholders but are instead enriching themselves at the shareholders' expense. We implore the Board to recognize this conflict of interest and do the right thing: allow shareholders to maximize the value of their investment via a sale of the Company.

We have spoken with numerous shareholders over the past year who agree strongly with our independent viewpoint. Rather than sell their shares in the market at a discount to the Proposal, these shareholders, like Altai Capital, continue to hold their positions with the hope that the Board ultimately launches a sale process and sells the Company at a full and fair premium to today's share price.

We believe that Amber Road and its shareholders would be well-served by a Board of Directors that performs its fiduciary duties by thoroughly reviewing its strategic options, including a combination with E2open or another credible party. We fear that if Amber Road squanders this window of opportunity to pursue a transaction, its share price will stay meaningfully below the Offer Price for the foreseeable future.

If the Board is unwilling to pursue a strategic transaction and/or re-engage with E2open, we are prepared to take any action we deem necessary to protect our investment, including nominating independent directors to the Board. We are open to a constructive dialogue with the Board and management regarding the issues outlined in this letter.

Sincerely,

Rishi Bajaj
Managing Principal

APPENDIX A

E2open Proposes to Acquire Amber Road (AMBR) for $10.50 per Share in Cash

February 12, 2018 8:32 AM EST

E2open, a leading cloud supply chain management software company, today announced that it submitted a proposal to the Board of Directors of Amber Road, Inc. (NYSE: AMBR) to acquire all outstanding shares of Amber Road that E2open does not already own for $10.50 per share in cash. This proposal represents a 52% premium to Amber Road's closing stock price on February 9, 2018, the last trading day prior to this release, a 41% premium to Amber Road's 30-day average trading price, and a 33% premium to Amber Road's 2-year average trading price. The proposal, which is non-binding, is subject to satisfactory completion of due diligence by E2open and the negotiation of a mutually acceptable definitive merger agreement.

"This proposal provides Amber Road shareholders a substantial and immediate premium in cash for their shares, provided by the unique synergy value in this combination," said Michael Farlekas, President and Chief Executive Officer of E2open. "This transaction combines Amber Road's Global Trade Management capabilities with E2open's end-to-end Supply Chain Operating Platform. The joining of E2open's manufacturing and distribution network with Amber Road's global trade network creates a unique and unparalleled offering in the market allowing customers to operate their end-to-end supply chain from one place in the cloud. E2open and Amber Road both serve Fortune 100 clients, whose complex, global supply chains will benefit from this combination."

E2open's proposal memorializes its indications of interest previously expressed to Amber Road's board of directors. E2open believes that its offer presents an immediate value creation opportunity for Amber Road's shareholders and will result in significant value creation for the two businesses' customers.

Strategic Benefits for Customers of Both Amber Road and E2open

A combination of E2open and Amber Road would benefit the businesses' customers in the following ways:

- Provides significant roadmap acceleration for both companies – the unified product portfolio will immediately deliver value to all existing customers of both companies

- Extends E2open's unique platform that digitizes end-to-end supply chain operations to include the important considerations of tariffs, regulations and total landed cost across the entire supply chain

- Unifies planning and execution processes by incorporating global sourcing and trade management decisions into planning and execution across demand, supply, and distribution

- Substantially increases scale and resources accelerating innovation and providing customers a broader portfolio of connected and integrated solutions

Deal Certainty

As E2open is a privately held company, corporate and shareholder approvals are certain, and E2open does not anticipate any other extraordinary conditions required to consummate the proposed transaction. In addition, E2open is backed by financial sponsors with significant capital commitments, which means the all-cash transaction would not be conditioned upon receipt of debt financing. Because E2open and Amber Road have served the cloud supply chain market space for over 15 years, the cultural, functional and operational alignment in a combination will be high, ensuring minimal disruption for Amber Road customers.

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APPENDIX B

Amber Road, Inc. Rejects Unsolicited Proposal from E2open, LLC

Board Reaffirms Commitment to Management's Existing Strategic Plan

Monday, February 12, 2018 3:39 pm EST

Public Company Information: NYSE: AMBR

EAST RUTHERFORD, N.J.--(BUSINESS WIRE)--Amber Road, Inc. (NYSE: AMBR), a leading provider of cloud-based global trade management (GTM) solutions, today confirmed that it has received an unsolicited offer from E2open, LLC and Insight Venture Partners to acquire all of the issued and outstanding shares of capital stock of Amber Road for $10.50 per share.

"Consistent with our fiduciary duty, we routinely evaluate strategic options to maximize value for our stockholders, and we remain committed to considering any credible strategic alternative that would help achieve this objective"

After a thorough evaluation and diligent discussion of the offer, the Board of Directors has unanimously concluded that it is not in the best interest of the Company's stockholders to pursue E2open's proposed business combination, whereby Amber Road would cease to operate as a publicly traded company.

The Company had originally planned to respond to the unsolicited offer in advance of the February 16th deadline established by E2open, but the response timing has been accelerated in light of E2open's unexpected decision to publicly disclose the previously private offer.

"Consistent with our fiduciary duty, we routinely evaluate strategic options to maximize value for our stockholders, and we remain committed to considering any credible strategic alternative that would help achieve this objective," said Barry Williams, Chairman of the Board. "While we welcome constructive input from all parties that share this goal, the unsolicited offer advanced by E2open is not in the best interests of the Company and its stockholders. We continue to firmly believe that executing our existing strategic plan is the best means of maximizing value for our stockholders and satisfaction for our customers over the long term."

About Amber Road

Amber Road's (NYSE: AMBR) mission is to dramatically transform the way companies conduct global trade. As a leading provider of cloud-based global trade management (GTM) software, trade content and training, we help companies all over the world create value through their global supply chain by improving margins, achieving greater agility and lowering risk. We do this by creating a digital model of the global supply chain that enables collaboration between buyers, sellers and logistics companies. We replace manual and outdated processes with comprehensive automation for global trade activities, including sourcing, supplier management, production tracking, transportation management, supply chain visibility, import and export compliance, and duty management. We provide rich data analytics to uncover areas for optimization and deliver a platform that is responsive and flexible to adapt to the ever-changing nature of global trade. For more information, please visit www.AmberRoad.com, email Solutions@AmberRoad.com or call 201-935-8588.

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APPENDIX C

March 28, 2018

VIA EMAIL

Mr. James W. Preuninger
Chief Executive Officer
Amber Road, Inc.
1 Meadowlands Plaza
East Rutherford, NJ 07073

CC: Board of Directors of Amber Road

Dear Mr. Preuninger and Members of the Board:

Altai Capital Management, L.P. ("Altai Capital") is a beneficial owner of approximately 5.8% of the outstanding common stock of Amber Road, Inc. ("Amber Road" or "the Company"), making us one of the Company's largest shareholders. The purpose of this letter is to communicate our thoughts directly to Amber Road's Board of Directors prior to the expiration of the Proposal (as defined herein).

On February 12, 2018, E2open, LLC ("E2open") announced that it submitted a proposal to the Board of Directors of Amber Road to acquire all of the outstanding shares of common stock that E2open does not already own for $10.50 per share in cash (the "Proposal"). On March 15, 2018, E2open affirmed its Proposal in a press release that included a letter E2open sent to the Company's Board of Directors. E2open further stated that its "willingness to engage with [Amber Road] regarding a combination will expire on March 30, 2018."

After reviewing E2open's press release, we concluded that the Board of Directors of Amber Road should give serious consideration to the Proposal and should immediately engage financial advisors to help it evaluate the opportunity. Accordingly, we reached out to Amber Road's investor relations to schedule a call with you and your management team. A call was scheduled for March 23, 2018, the earliest you could speak.

On March 23, 2018, we communicated to you, Thomas Conway, Chief Financial Officer, and Staci Mortenson, investor relations, the following: (i) we believe that Amber Road should engage immediately in substantive discussions with E2open regarding its Proposal, and (ii) we believe that Amber Road should engage outside advisors immediately in order to help evaluate E2open's Proposal at $10.50 per share and explore other strategic alternatives available at a higher price.

We believe that Amber Road and its shareholders would be well-served by a Board of Directors that performs its fiduciary duties by thoroughly reviewing its strategic options, including a combination with E2open or another interested party. We look forward to continuing our constructive dialogue with you to achieve this objective as well as our shared long-term goal of Amber Road delivering the highest risk-adjusted return to all its stakeholders.

Sincerely,

Rishi Bajaj
Managing Principal

13

APPENDIX D

E2open Withdraws Proposal to Acquire Amber Road for $10.50 Per Share
Amber Road's Board Has Not Engaged in Discussions Despite Significant Premium

March 30, 2018 08:15 AM Eastern Daylight Time

AUSTIN, Texas--(BUSINESS WIRE)--E2open, a leading cloud supply chain management software company, announced today that it has withdrawn its proposal to the Board of Directors of Amber Road (NYSE: AMBR) ("Amber Road") to engage in discussions regarding E2open's acquisition of all of the outstanding shares of common stock of Amber Road for $10.50 per share in cash. The proposal represented a significant premium of more than 50% over Amber Road's unaffected stock price on February 9, 2018.

"Despite our repeated outreach, Amber Road's Board has refused to engage in any dialogue with E2open to discuss a potential transaction."

"We are extremely disappointed by the lack of engagement from Amber Road's Board of Directors in connection with several of our proposals to engage in discussions regarding a proposal to acquire all of the outstanding shares of Amber Road for cash at the proposed price of $10.50 per share," said Michael Farlekas, President and Chief Executive Officer of E2open. "Despite our repeated outreach, Amber Road's Board has refused to engage in any dialogue with E2open to discuss a potential transaction."

Mr. Farlekas continued, "A combination of E2open and Amber Road would benefit both companies and their customers and would provide Amber Road's shareholders with a significant and immediate cash premium to the company's market value. However, despite our clear commitment to engaging in a dialogue regarding a potential transaction and our conviction in a successful combination, there has not been any meaningful engagement by Amber Road's Board of Directors. E2open is left with no other choice but to withdraw our offer to discuss a combination."

Additional Information
This communication is for informational purposes only and is not intended to, and does not, constitute an offer to buy, or solicitation of an offer to sell, any securities, a solicitation of a proxy or a substitute for any proxy statement, tender offer statement, prospectus or other filing or document that E2open and/or Amber Road may file with the Securities and Exchange Commission (the "SEC") in connection with a potential transaction involving the two companies. In furtherance of any proposal that E2open may make to acquire Amber Road, and subject to future developments, E2open and/or Amber Road may file one or more proxy statements, tender offer statements, prospectus or other filings or documents with the SEC.

Safe Harbor Statements
This communication contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets" and similar statements. Among other things, statements that are not historical facts, including statements regarding E2open's beliefs and expectations, are or contain forward-looking statements, which involve inherent risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those contained in any forward-looking statement. Accordingly, you should not place undue reliance on such statements. E2open assumes no obligation and does not intend to update any forward-looking statements contained in this communication, except as required by applicable law.

About E2open
E2open is the one place, in the cloud, to run your supply chain, powered by the world's largest direct business network and a broad portfolio of next generation solutions including Sourcing & Procurement, Quality & Traceability, Inventory Visibility& Optimization, Supply Planning & Response, Logistics & Fulfillment, S&OP/Financial Planning, Demand Planning& Sensing, Channel Data Management and Channel Performance Optimization. E2open enables the world's largest and most complex supply chains to better plan, execute and collaborate. We understand supply chain. Bring us your challenges and E2open will deliver better outcomes. www.e2open.com.